March 23, 2022

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re: Aclarion, Inc. (f/k/a “Nocimed, Inc.”) Draft Registration Statement on Form S-1

Submitted on October 25, 2021

File No. 333-262026

Dear Ladies and Gentlemen:

At the request of Aclarion, Inc. (f/k/a “Nocimed, Inc.”) (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated March 15, 2022 from Gary Guttenberg to Brent Ness, President and Chief Executive Officer of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on March 4, 2022. We have publicly filed, simultaneously herewith, Amendment No. 2 to the registration statement on Form S-1 (the “Registration Statement”), and have attached a marked copy of the Registration Statement indicating the changes that the Company has made to the draft Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Please be advised that the number of Units to be offered pursuant to the Registration statement has been reduced from 2,727,273 to 2,272,727, thereby reducing the gross proceeds of the offering to $12,500,000, assuming no exercise of the underwriter’s over-allotment option. Accordingly, the Registration Statement has been edited to reflect this change.

Amendment No. 1 to Form S-1 filed March 4, 2022

Significant Net Losses, page 16

1. Please expand this risk factor to quantify the financing expense you will recognize at effectiveness in connection with the issuance of units at a 70% discount to pay interest on the $2 million promissory notes payable disclosed on page F-17. Given the 33% interest rate on the notes, it appears that the FV of these units may exceed $1.8 million. Disclose also whether the holders of the promissory notes are existing shareholders, directors or employees of the Registrant.

Response

The following comments have been added:

In June 2021, the Company issued $2.0 million promissory notes that mature at the earlier of the consummation of a qualified financing (as defined in the promissory note filed as Exhibit 10.5) or May 31, 2022 (See Note 8 to the financial statements for additional information). The promissory notes accrue interest at 33%, which will automatically (assuming it occurs before May 31,2022) into the Company securities at 30% (70% discount) of the price per Unit in this offering. As of February 28, 2022, accrued interest on the Notes totaled $462,904. Assuming a public offering price of $5.50 per Unit, the financing expense related to the 70% discount, as of February 28, 2022, would be $1,080,110. Accrued interest will increase by about $55,000 per month until this offering is consummated or May 31, 2022. None of the holders of the promissory notes are existing shareholders, directors, or employees of the Company.

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Capitalization, page 61

2. We note your response to our prior comment #2 and your revisions made to the capitalization disclosures. Given that the reverse stock split will occur immediately prior to the closing of the offering, please ensure that your historical financial statements for each period presented are retroactively adjusted in accordance with ASC 505-10-S99-4. Please also clarify Note 12 on page F-21 to indicate how the stock split has been reflected in the historical financial statements.

Response

Based upon the discussions had with the Staff on March 16, 2022, the historical financial statements have not been retroactively adjusted. Also in accordance with such discussions, we have added language in the Prospectus Summary, the Offering, Risk Factors, Capitalization, Dilution, Principal Stockholders, and Note 12 to the financial statements.

3. Please revise to present the Series B-2 and B-3 preferred stock as mezzanine equity in the Actual column. Please also ensure your Actual total shareholders' equity(deficit) balance here and on page F-3 do not include mezzanine equity balances.

Response

Staff’s requested adjustments to mezzanine equity in the Capitalization pro forma table and page F-3 have been completed.

Note 3. Restatement of Previously Issued Financial Statements, page F-12

4. The $2,000,000 SAFE appears to be a non-cash item that should be adjusted as a reconciling item in the cash flows from operating activities, rather than presented as a cash inflow from financing activities. Please revise to include this as part of the restatement too, or tell us why you would consider otherwise.

Response

Staff’s requested adjustments to the Statement of Cash Flows and Note 3 restatement have been provided.

Note 7, page F-15

5. Please disclose the amortization period you are using for your patents and licenses.

Response

Note 7 has been revised to disclose the amortization period of fifteen years for patents and licenses

Note 11, page F-20

6. Please disclose the weighted average exercise price of options granted in 2021. Also, disclose details on any issuances of options and warrants in Item 15 of the form. See Item 701 of Regulation S-K.

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Response

Note 11 has been revised to indicate the weighted average exercise price of options granted in 2021 to be $0.26.

Item 15 has been revised in response to the Staff’s comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By: s/ Brad Bingham

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